
Mail Stop 3561

March 31, 2010

Hector Medina
Chief Executive Officer
R & A Productions, Inc.
146A Redwood Avenue
Carlsbad, CA 92008

> **Re: R & A Productions, Inc.**
> **Amendment No. 1 to**
> **Form S-1**
> **Filed March 19, 2010**
> **File No. 333-164909**

Dear Mr. Medina:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 5.1

1.   We note your response to comment two of our letter dated March 15, 2010. The opinion refers to securities "issued on terms set forth in the Registration Statement" and "issued pursuant to the Registration Statement." Please revise your legal opinion to reflect that you are registering the sale rather than the issuance of securities.

＊ ＊ ＊ ＊ ＊

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to

Hector Medina
R & A Productions, Inc.
March 31, 2010
Page 2

expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Any questions regarding these comments may be directed to John Dana Brown at (202) 551-3859 or Max Webb at (202) 551-3750.

Sincerely,

Max A. Webb
Assistant Director

cc: Hector Medina
        Fax: (800) 397-7214